Exhibit 99.1

FOOTNOTES

(1)
The Reporting Person is a managing director of Goldman, Sachs & Co. ("Goldman Sachs"). Goldman Sachs is a wholly-owned subsidiary of The Goldman Sachs Group, Inc. ("GS Group"). The Reporting Person disclaims beneficial ownership of all shares of common stock, par value $0.01 per share ("Common Stock"), of Cobalt International Energy, Inc. (the "Company") in excess of his pecuniary interest, if any, and this report shall not be deemed an admission that the Reporting Person is the beneficial owner of, or has any pecuniary interest in, such securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

(2)
Pursuant to an underwriting agreement, dated May 7, 2013 (the “Underwriting Agreement”), by and among the underwriter named therein (the “Underwriter”), the Company and the selling stockholders named in Schedule A thereto (the “Selling Stockholders”), the Underwriter agreed to purchase from the Selling Stockholders and the Selling Stockholders agreed to sell to the Underwriter an aggregate of 50,000,000 shares of Common Stock of the Company, which aggregate amount includes 15,084,368 shares of Common Stock held by certain limited partnerships (the “Limited Partnerships”) of which affiliates of GS Group and Goldman Sachs are the general partner, managing limited partner or managing partner (the “Offering”). On May 10, 2013, the Underwriter closed on the sale of securities with respect to the Offering.

Pursuant to the final prospectus filed by the Company on May 7, 2013, the purchase price of the shares of Common Stock in the Offering paid by the Underwriter was $26.62 per share of Common Stock. Accordingly, the Limited Partnerships sold an aggregate of 15,084,368 shares of Common Stock for an aggregate amount of $401,545,876.16.

(3)	As of May 10, 2013, GS Group and Goldman Sachs may be deemed to beneficially own indirectly an aggregate of 34,825,280 shares of Common Stock through the Limited Partnerships.